[redacted]

SECI 11021319 SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2011
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 65324

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFD Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD Partners, LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JFD SECURIITES, INC.
SPECIAL REPORT
RECONCILIATION
TO SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC)
YEAR ENDED DECEMBER 31, 2010

JFD SECURITIES, INC.
SPECIAL REPORT - RECONCILIATION TO SIPC
YEAR ENDED DECEMBER 31, 2010

CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1417 Locust Street, Suite 300
Philadelphia, PA 19102-3810
215.854.9300 • Fax: 215.561.2070

www.gpcdcpa.com

Board of Directors
JFD Securities, Inc.
1401 Walnut Street, Unit 305
Philadelphia, Pennsylvania 19102-3100

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agree to by JFD Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating JFD Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), JFD Securities, Inc.'s management is responsible for the JFD Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which were the Company's copy of the check and the posting in the general ledger, noting no differences.
2. Compared the amounts reported on the audited Form X17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the years ended December 31, 2010, noting a minor difference as shown page 2.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments, and no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment, if any. There were no differences notes.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no overpayments applied to the current assessment; and as a result, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express an opnion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

GPCD Partners, LLC

February 14, 2011

JFD SECURITIES, INC.
RECONCILIATION AUDITED STATEMENT TO SIPC FORM 7
YEAR ENDED DECEMBER 31, 2010

	Total Revenue	Commissions Floor Brokerage Clearance
Per Audited Report for Year	$3,305,120	$267,631
Per SIPC 7	3,305,384	274,425
Difference	(264)	(6,794)
Net over-reported revenue	$ 264	
Net over-reported expense		$ 6,794
Summary:		
Over-reported revenue	$(264)	
Over-reported expenses	6,794	
Net over-reported	$ 6,530	

JFD SECURITIES, INC.
GENERAL ASSESSMENT CALCULATION
YEAR ENDED DECEMBER 31, 2010

Revenue		$3,305,120
Expenses		267,631
SIPC Net Operating		3,037,489
General Assessment @ .0025		7,594
Paid:		
July 30,2010	$ 3,468	
	4,110	
		$ 7,578
Under payment		$ 16